# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polen Credit Opportunities Fund, CIK 0001965985
CUSIP: 73110T100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: c/o Polen Capital Credit, LLC, 1075 Main Street, Suite 320, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000942871

## Reporting persons
- MCKIBBEN CRAIG L: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 220,272.18; shared voting power 0; sole dispositive power 220,272.18; shared dispositive power 0; aggregate amount beneficially owned 220,272.18 (5.1% of the class)
  Comment: Shares are held within the Craig L. McKibben Roth IRA, which is custodied at Inspira Financial Trust, LLC, located at 2001 Spring Road, Suite 700, Oak Brook, IL 60523.

## Item 1. Issuer
Name of issuer: Polen Credit Opportunities Fund
Address of issuer's principal executive offices: c/o Polen Capital Credit, LLC, 1075 Main Street, Suite 320, Waltham, MASSACHUSETTS, 02451.

## Item 2. Person Filing
Name of person filing: This statement is filed by Craig L. McKibben, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: The address of the residence of the Reporting Person is: 11131 E. Graythorn Drive Scottsdale, AZ 85262.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MCKIBBEN CRAIG L: /s/ Craig L. McKibben, Craig L. McKibben (08/10/2026)